Exhibit 99.1

SIGMA LITHIUM ENDS TRANSFORMATIONAL YEAR SHIPPING 22,000t OF THE MOST ENVIRONMENTALLY SUSTAINABLE LITHIUM IN WORLD; GREENTECH PLANT OPERATING AT DESIGN CAPACITY OF 270,000 TPY

HIGHLIGHTS

•	Delivers pivotal milestone: Greentech plant sustains production at design capacity of 270,000 tonnes per year for the month of December.

•	Sigma Lithium has commenced loading its next 22,000 tonne shipment of its unique, sustainable, lithium concentrate to Glencore at the Port of Vitoria.

o	Glencore to prepay 50% for the shipment at a provisional premium price.

•	Company fully achieves the mission of its Impact Investors at IPO: Produce lithium materials aligned with the ethos of the environmentally conscious consumer of the electric vehicle.

•	Sigma Lithium has managed to industrialize a unique Quintuple Zero Green Lithium concentrate (“Quintuple Zero Lithium”), recognized at COP28 as the most sustainable lithium in the world.

▪	ZERO Net Carbon: First large-scale producer in the lithium industry to achieve carbon neutrality.
▪	ZERO Coal Power at Greentech Plant: 100% renewable power.
▪	ZERO Tailings Dams: 100% dry stacked tailings, 100% reused.
▪	ZERO Utilization of Potable Water: Sewage treatment for solid fecal residues for Greentech plant inbound water.
▪	ZERO Use of hazardous chemicals in manufacturing process of lithium concentrate.

•	Continues to advance its growth plans, leveraging its competitive advantages as a low-cost producer of a technically superior coarse granulated Quintuple Zero Lithium

o	Exploration updates expected to expand mineral resource on Grota do Cirilo Property

▪	Phase 4: approximately increases Sigma Lithium total M & I & I to 110Mt.
▪	Phase 5: approximately increases M & I & I an additional 20Mt.

•	Planned initiation of earthworks for Greentech Plant expansion.

São Paulo, Brazil – (December 27, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, Quintuple Zero Green Lithium concentrate, is proud to cap off an incredible year for the Company by loading one last shipment of 22,000 tonnes of concentrate to Glencore at the Port of Vitoria. Sigma Lithium’s fifth shipment is expected to leave port by year-end.

Glencore will prepay 50% of the fifth shipment’s value upon completion of loading. The 50% prepayment reflects a provisional premium price for the Company’s unique Quintuple Zero Green Lithium concentrate.

Sigma Lithium has completed an incredible journey over the past twelve months, having gone from commissioning the crushing unit in December of 2022 on schedule and on budget, to sustaining nameplate production levels at its Greentech lithium concentrate plant in December 2023. Operating rates at these levels would support a monthly shipment cadence of roughly 22,000 tonnes through the course of 2024, annualizing approximately 270,000 tonnes of Quintuple Zero Green Lithium concentrate.

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Sigma Lithium CEO, Ana Cabral-Gardner commented, “We have a relentless, resilient team who has been working for years on a mission that has become our collective legacy: supporting the electric vehicle revolution by delivering the most sustainable lithium material in the world. In the process we became a better version of ourselves, transforming the lives of the people around us by providing economic empowerment, inclusion, citizenship. We are laying the foundation for common prosperity where metals, mining and metallurgical industries are fully embraced by communities as the drivers of technological and environmental innovation as well as positive social change. Our team has rarely set a foot wrong, nor missed our operational deadlines. We delivered on our promises, including those that seemed impossible at the time, such as achieving Carbon Neutrality / Net Zero 27 years ahead of the metal and mining industry.”

Ligia Seca, Director of Institutional Relations: “We carry an enormous sense of mission and purpose on our shoulders: There are over 13,000 people in our communities who are benefitting from Sigma Lithium’s investments and growth. We continue to invest heavily in technology to be able to beneficiate our lithium concentrate in harmony with nature: Producing what has now become the most sustainable lithium in the world, honoring all the high expectations placed upon us by our country and our people. As a result, we have opened a whole new set of opportunities for Brazil to become a key participant in the most coveted global sustainable supply chains for battery materials.”

Matthew DeYoe, EVP of Corporate Affairs & Strategic Development: “Sustaining production at nameplate capacity was the final step in gaining confidence that Sigma’s operations have completed the ramp process. Our team overcame incredible challenges to deliver something that has never been done before, a dry-stack tailing process with zero net carbon and 100% water reuse in the production circuit. I am incredibly proud of the work the site-team has done over the past year and I look forward to keeping the momentum going into 2024.”

Picture 1: Sigma Delivered on Every Operational Milestone in 2023: Consistency & Focus

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Picture 2-3: Sigma concentrate loading at Vitoria

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Quintuple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Quintuple Zero Green Lithium annually (36,700 LCE annually). If it determines to proceed after completion of the detailed engineering study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Quintuple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Mathew DeYoe, EVP, Corporate Affairs & Strategic Development
+1 (201) 819-0303
Mattew.deyoe@sigmalithium.com.br

Jamie Flegg, Director, Business Development
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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